UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Roob, Richard
   51 Chestnut Ridge Road
   Montvale, NJ  07645
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Benjamin Moore & Co.

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/14/98
5. If Amendment, Date of Original (Month/Year)
   06/30/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock/$10. Par Value|      |    | |                  |   |           |100,290            |D     |                           |
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Common Stock/$10. Par Value|      |    | |                  |   |           |20,000             |D     |By Spouse*                 |
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Common Stock/$10. Par Value|      |    | |                  |   |           |1,000              |I     |By Daughters*              |
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Common Stock/$10. Par Value|      |    | |                  |   |           |274,423            |I     |As Co-Trustee UW H Moore*  |
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Common Stock/$10. Par Value|      |    | |                  |   |           |19,200             |I     |As Co-Trustee UW BM Belcher|
                           |      |    | |                  |   |           |                   |      |*                          |
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Common Stock/$10. Par Value|      |    | |                  |   |           |9,559              |I     |As Co-Trustee UA Marie Hall|
                           |      |    | |                  |   |           |                   |      |er*                        |
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Common Stock/$10. Par Value|      |    | |                  |   |           |9,526              |I     |As Co-Trustee UW E Eisenste|
                           |      |    | |                  |   |           |                   |      |in*                        |
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Common Stock/$10. Par Value|06/15/|S   | |13,200            |D  |$84.17     |398,760            |I     |As Co-Trustee of Benjamin M|
                           |98    |    | |                  |   |           |                   |      |oore Co.                   |
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                           |      |    | |                  |   |           |                   |I     |Employees' Stock Ownership |
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                           |      |    | |                  |   |           |                   |      |Plan Trust**               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$73.26  |8/10/|J3  | |10,000     |A  |***  |8/10/|Common Stock|10,000 |       |10,000      |D  |            |
(Right to Buy)        |        |93   |    | |           |   |     |03   |/$10. Par Va|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |lue         |       |       |            |   |            |
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Employee Stock Option |$83.14  |3/26/|J4  |V|20,000     |A  |**** |3/26/|Common Stock|20,000 |       |20,000      |D  |            |
(Right to Buy)        |        |98   |    | |           |   |     |08   |          $1|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |0. Par Value|       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
*Disclaims beneficial ownership with respect to such
shares.
**Disclaims beneficial ownership with respect to such shares in tax qualified trust, except as to shares allocated as an employee participant in accordance with the Plan's
terms.
***J3=Grant to reporting person of option to buy shares of common stock ($10 par value) under the Benjamin
Moore & Co. Stock Option Plan, which is an old Rule 16b-3 Plan. One-third of the option became exercisable on each of the second, third and fourth anniversaries of the grant date.
****J4=Exempt Option Grant to reporting person under Rule 16b-3(d). One-fourth of the option becomes exercisable on each of the first, second, third and fourth anniversaries of the grant date.
FOOTNOTE: TABLE I - The information reflected herein does not include 3,096.184 shares which have accrued to this reporting person's account as a participant in the tax qualified trust under the Company's Employees'
Stock Ownership Plan as of the week ending May 15, 1998; nor any intra-plan transactions in the Company's stock which may have occurred
since.
SIGNATURE OF REPORTING PERSON
/s/Richard Roob
DATE
July 9, 1998.